UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

NICKLEBYS.COM, INC.

(Exact Name of Registrant as Specified in its Charter)

Colorado (State or other jurisdiction of incorporation or organization)	000-33339 Commission File Number	84-1494708 (I.R.S. Employer Identification Number)

650 South Cherry Street
Suite 310
Denver, Colorado 80246
(Address of principal executive offices)

(303) 525-6161
(Issuer’s Telephone Number)

Approximate Date of Mailing: February 7, 2006

NICKLEBYS.COM, INC.
650 South Cherry Street
Suite 310
Denver, Colorado 80246

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

February 7, 2006

This Information Statement is being furnished to holders of record of the common stock, par value $.0001 per share, of Nicklebys.com, Inc., a Colorado corporation (“Nicklebys” or the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

References throughout this information statement to "we", "us" and "our" are to Nicklebys.com, Inc.

INTRODUCTION

We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, the transactions contemplated by the Agreement and Plan of Merger discussed below under "Change-of- Control" will be completed. At that time:

Pursuant to an Agreement and Plan of Merger dated as of July 19, 2005 and amended as of October 31, 2005 (the "Merger Agreement") by and among the Company, Nicklebys Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of the Company ("MergerCo"), and FIIC, Inc., a Delaware corporation ("FIIC"), we will cause MergerCo to merge with and into FIIC, with FIIC remaining as the surviving corporation and a wholly-owned subsidiary of the Company (the "Merger").

In connection with the Merger, we will issue to the stockholders of FIIC 12,268,377 shares of our restricted common stock, 2,291,384 warrants to purchase additional shares of our restricted common stock and notes immediately convertible into at least 861,538 shares of our restricted common stock in exchange for 100% of the issued and outstanding shares of common stock of FIIC and corresponding warrants and notes. In addition, we will issue a Senior Secured Convertible Promissory Note and 867,745 warrants to purchase shares of our restricted common stock in connection with the concurrent closing of FIIC’s Bridge Financing, as described in the Proxy Statement mailed to our shareholders on January 17, 2006.

Immediately prior to the Merger, we will complete a 1-for-2.00317 reverse stock split of our common stock.  We will also cancel 500,000 pre-split shares of our common stock held by certain Nicklebys’ shareholders identified below, in exchange for aggregate cash consideration of $200,000 from FIIC. Additionally, immediately following the Merger, we will reincorporate from the State of Colorado to the State of Delaware and will change our corporate name from Nicklebys.com, Inc. to FIIC Holdings, Inc.

Upon completion of Merger, Scott Thornock, Bruce Capra, Paul Zueger and Wayne Yakes, M.D. shall resign from our board of directors and James W. France, Robert V.R. Ostrander, Kevin Loychik, Brent Peterson and Dean Barrett, all of whom are currently directors of FIIC, will be appointed directors of the Company.

Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change-of-control of the Company on the date the Merger is completed.

As of January 31, 2006, we had 2,901,011 shares of common stock issued and outstanding, representing the only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held for this purpose. Each share of common stock is entitled to one vote.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC N.W. at 450 Fifth Street, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov .

CHANGE-OF-CONTROL

The Merger will result in a change-of-control by FIIC and its stockholders and the assumption of FIIC’s operations and liabilities. At the effective time of the Merger:

•	We will merge MergerCo with and into FIIC and the separate corporate existence of MergerCo shall cease;

•
In connection with the Merger, we will issue to the stockholders of FIIC 12,268,377 shares of our restricted common stock, 2,291,384 warrants to purchase additional shares of our restricted common stock and notes immediately convertible into at least 861,538 shares of our restricted common stock in exchange for 100% of the issued and outstanding shares of common stock of FIIC and corresponding warrants and notes;

•
In connection with the Merger, we will issue a Senior Secured Convertible Promissory Note and 867,745 warrants to purchase shares of our restricted common stock to effectuate the concurrent closing of FIIC’s Bridge Financing, as described in the Proxy Statement mailed to our shareholders on January 17, 2006;

•
We will cause 500,000 shares of our common stock held by current Nicklebys shareholders Scott Thornock, Bruce Capra, Paul Zueger, Michael Tanner, and James Watson (the “Canceling Shareholders”) to be cancelled and extinguished;

•
In exchange for cancellation of a certain debt owed to Mr. Capra, we will distribute all of our remaining pre-closing assets, which have been deemed not to be saleable and, therefore, given no value on our books and records; and

•	We will pay up to $100,000 of our pre-closing liabilities with funds received from FIIC in the Merger.

As a result of the Merger, we shall be the parent corporation of FIIC and the stockholders of FIIC will become shareholders of Nicklebys. The remaining shareholders of Nicklebys will own approximately 8.9% of the issued and outstanding shares of our common stock, based on 13,466,983 shares outstanding after the Merger. The remaining shareholders of Nicklebys would own approximately 6.7% of the issued and outstanding shares of our common stock if all 3,159,129 warrants to purchase restricted shares of our common stock and notes convertible into at least 1,211,538 restricted shares of our common stock acquired pursuant to the Merger are exercised, which would result in 17,837,650 shares of common stock outstanding.

The transaction contemplated by the Merger Agreement is intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 and 368(a)(i)(A) of the Internal Revenue Code of 1986, as amended.

We are relying on Rule 506 of Regulation D of the Securities Act of 1933, as amended (the “Act”) in regard to the shares we anticipate issuing pursuant to the Merger. We believe this offering qualifies as a “business combination” as defined by Rule 501(d). Reliance on Rule 506 requires that there are no more than 35 non-accredited purchasers of securities from the issuer in an offering under Rule 506. FIIC has represented to us that all of its stockholders have certified to FIIC that they are “accredited investors” as defined in Rule 501(a) of Regulation D. FIIC also has represented to us that there has been no advertising or general solicitation in connection with this transaction.

As discussed above, the Merger Agreement also provides that concurrent with the Merger, the Nicklebys board of directors will appoint James W. France, Robert V.R. Ostrander, Kevin Loychik, Brent Peterson and Dean Barrett as directors of the Company. Scott Thornock, Bruce Capra, Paul Zueger and Wayne Yakes, M.D. will then resign immediately after making such appointment, contingent and effective upon the closing of the Merger. Accordingly, following the Merger, Messrs. France, Ostrander, Loychik, Peterson and Barrett will constitute the entire board of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE MERGER

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of January 31, 2006, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each of our executive officers;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options, warrants or convertible notes held by that person that are currently exercisable or convertible become exercisable or convertible within 60 days of the estimated closing of the Merger are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

As of January 31, 2006, 2,901,011 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder's name, subject to community property laws, where applicable. The address of each shareholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Merger		Percent of Class

Scott M. Thornock 650 South Cherry Street, Suite #310 Denver, Colorado 80246	Chief Executive Officer, President, Secretary, Treasurer and Director	348,000	(1)	12.00%

Bruce A. Capra 6343 Umber Circle Golden, Colorado 80403	Chief Financial Officer and Director	469,967	(2)	16.20%

Paul J. Zueger 3177 South Parker Road Aurora, Colorado 80014	Director	234,966	(3)	8.10%

Wayne F.J. Yakes, M.D. 1800 East Green Oaks Drive Littleton, Colorado 80121	Director	80,000		2.76%

Entrepreneur Investments LLC 1869 West Littleton Boulevard Littleton, Colorado 80120		202,500		6.98%

Mike Tanner 1869 W. Littleton Blvd. Littleton, CO 80120		214,380	(4)	7.39%

All executive officers and directors as a group (4 persons)		1,132,933		39.05%

(1)	137,500 of these shares will be cancelled upon consummation of the Merger for cash consideration of $0.40 per share, or $55,000, pursuant to the Share Cancellation Agreement.
(2)	68,750 of these shares will be cancelled upon consummation of the Merger for cash consideration of $0.40 per share, or $27,500, pursuant to the Share Cancellation Agreement.
(3)	18,750 of these shares will be cancelled upon consummation of the Merger for cash consideration of $0.40 per share, or $7,500, pursuant to the Share Cancellation Agreement.
(4)	137,500 of these shares will be cancelled upon consummation of the Merger for cash consideration of $0.40 per share, or $55,000, pursuant to the Share Cancellation Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE MERGER

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Merger by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each of our executive officers;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

We currently have 2,901,011 shares of our common stock issued and outstanding. In connection with the Merger, we will effectuate a 1-for-2.00317 reverse stock split and cancel a total of 500,000 pre-split shares of common stock owned by certain Nicklebys shareholders, as identified in the section above, in exchange for $200,000 aggregate cash consideration paid by FIIC, or $0.40 per share upon the closing of the Merger. Pursuant to the terms of the Merger, we anticipate that Nicklebys will have outstanding 13,466,983 shares of common stock, no options to purchase shares of common stock, warrants to purchase 3,159,129 shares of common stock and notes immediately convertible into at least 1,211,538 shares of common stock upon completion of the Merger.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options, warrants or convertible notes held by that person that are currently exercisable or convertible become exercisable or convertible within 60 days of the estimated closing of the Merger are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder's name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o FIIC Holdings, Inc., 1585 Bethel Road, First Floor, Columbus, Ohio 43220.

Name and Address of Beneficial Owner (1)	Title	Beneficially Owned Post-Merger(2)		Percent of Class
James W. France	President, Chief Executive Officer & Director	672,923	(3), (11)	4.96%

James E. Bowser	Chief Operating Officer & Executive Vice President	121,842	(4)	*

Wade Estep, CPA	Chief Financial Officer	-		-

Robert V. R. Ostrander	Vice President, Secretary & Director	121,842	(5)	*

Kevin Loychik	Director	280,781	(6), (11)	2.08%

Brent Peterson	Director	-		-

Dean Barrett	Director	1,081,657	(7), (11)	7.93%

Robert Hernandez		875,514	(8), (11)	6.44%

John P. Schinas Trust		2,326,806	(9), (11)	16.82%

Corporate Management Solutions, LLC 25000 Great Northern Corp Suite 300 North Amstead, Ohio 44236		871,960	(10),(11)	6.41%

Bridgewater Capital Corporation 610 Newport Center Drive Suite 830 Newport Beach, California 92660		686,376	(12)	5.08%

Oceanus Value Fund, L.P. 225 North Market Street, Suite 220 Wichita, Kansas 67202		1,182,745	(13)	8.07%

Bridge Finance Partners, LLC 5318 E. 2nd Street Suite 491 Long Beach, California 90803		823,077	(14)	6.10%

All executive officers and directors as a group (7 persons)		2,279,045		16.49%

*	Less than one percent (1%).

(1)	All address not provided in this table, provided above.

(2)	The calculation of beneficially owned shares and total percentages of beneficial ownership do not include any shares that may be issued upon conversion of any accrued interest on the outstanding convertible notes.

(3)	Includes 101,922 warrants to purchase shares of FIIC common stock at any time at an exercise price of $0.87 per share.

(4)	Includes 18,842 warrants to purchase shares of FIIC common stock at any time at an exercise price of $0.87 per share.

(5)	Includes 18,842 warrants to purchase shares of FIIC common stock at any time at an exercise price of $0.87 per share

(6)	Includes 43,781 warrants to purchase shares of FIIC common stock at any time at an exercise price of $0.87 per share

(7)
Mr. Barrett and his wife, Rondell Barrett, as joint tenants, owners of 177,000 shares of FIIC common stock and 32,697 warrants to purchase shares of FIIC common stock at any time at an exercise price of $0.87 per share. Mr. Barrett is also the Principal Manager of Corporate Management Solutions, LLC, which is the record owner of 736,000 shares of FIIC common stock and 135,960 warrants to purchase shares of FIIC common stock at any time at an exercise price of $0.87 per share, the beneficial ownership of which is attributable to Mr. Barrett and reflected herein.

(8)	Includes 136,514 warrants to purchase shares of FIIC common stock at any time at an exercise price of $0.87 per share.

(9)	Includes 362,806 warrants to purchase shares of FIIC common stock at any time at an exercise price of $0.87 per share.

(10)	Includes 135,960 warrants to purchase shares of FIIC common stock at any time at an exercise price of $0.87 per share.

(11)
Upon closing of the Merger and issuance of the NBYS Note in the Bridge Financing, 10 existing FIIC stockholders are obligated to pledge an aggregate of 4,761,000 of their newly received shares of Nicklebys common stock in support of the combined group’s obligations under the NBYS Note. The following shares beneficially owned by FIIC’s directors, officers and 5% beneficial owners shall be subject to this pledge arrangement: J. France, 615,000; K. Loychik, 237,000, C. France, 615,000; R. Hernandez, 739,000; John P. Schinas Trust, 380,000; and Corporate Management Solutions, LLC, 736,000.

(12)
Includes 651,376 shares of common stock issued in connection with the issuance of the FIIC Note in the Bridge Financing pursuant to FIIC’s agreement with Bridgewater and 35,000 warrants to purchase shares of the combined group’s common stock to be issued in connection with the exchange of the FIIC Note for the NBYS Note concurrent with the closing of the Merger.

(13)
Includes 350,000 shares issuable upon conversion of the NBYS Note from the second phase of the Bridge Financing, which is convertible at any time at $1.00 per share, and 832,745 warrants to purchase shares of NBYS common stock at any time. Both the NBYS Note and the warrants will be issued concurrent with the closing of the Merger under the terms of FIIC’s Bridge Financing.

(14)	Includes 23,077 warrants to purchase shares of FIIC common stock at any time at an exercise price of $0.87 per share.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Merger following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors will be reconstituted and shall have no less than three and no more than nine directors. Immediately prior to the closing of the transactions contemplated by the Merger Agreement, the current Nicklebys board of directors will appoint James W. France, Robert V.R. Ostrander, Kevin Loychik, Brent Peterson and Dean Barrett as directors of the Company. Following such appointments, Scott Thornock, Bruce Capra, Paul Zueger and Wayne Yakes, M.D. will immediately resign, contingent and effective upon closing of the Merger. The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Merger Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by FIIC prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Executive Officers and Directors

Name	Age	Year First Appointed Director	Positions
Scott M. Thornock	45	1999	Chief Executive Officer, President, Secretary, Treasurer and Director

Bruce A. Capra	51	1999	Chief Financial Officer and Director

Paul J. Zueger	67	1999	Director

Wayne F.J. Yakes, M.D.	51	2000	Director

Scott M. Thornock has approximately twenty-one years of experience in the real estate development business and in the management of a number of private and public, start-up companies. He has served as the Chief Executive Officer and a director of Nicklebys since October 16, 2000, and as the President, the Chief Financial Officer, the Secretary and a director of Nicklebys from the date of our inception on January 13, 1999, through October 16, 2000. He has been the sole owner and managing member of Paragon Real Estate and Development, L.L.C., a Denver, Colorado-based residential real estate development, brokerage and business consulting firm that has performed administrative supervision, financial management and other services for a significant number of Colorado limited liability companies of which Mr. Thornock has been the founder, the manager and a member, since he founded the company in March 1996. These limited liability companies have raised capital from time-to-time over the past approximately fifteen years for the purposes of acquiring, developing, constructing and/or brokering multi-family, residential properties located in the Denver metropolitan area. Mr. Thornock has held a real estate brokers license in the State of Colorado since December 1995. He received a Bachelor of Arts degree in history and a Masters degree in business management from the University of Colorado, Boulder, Colorado, in 1982 and 1994, respectively.

Bruce A. Capra has served as the Chairman of the Board of Directors of Nicklebys since its inception on January 13, 1999, and as our President since October 16, 2000. He served as Nicklebys' Chief Executive Officer from the date of our organization through October 16, 2000. He was employed, from 1988 until his resignation on February 1999, as the General Manager and the Director of Sales, Marketing and Advertising for American Design, Ltd., an Aurora, Colorado, corporation specializing in the publication of fine art that has twelve retail outlets located in California, Colorado and New Mexico. He was the founder and served as the President, a director and the sole owner of Nickleby's Auction Gallery Ltd., Arvada, Colorado, an auction liquidation company specializing in fine art, antiques and collectibles, from 1992 through January 15, 1999, when we purchased the company. Mr. Capra founded and served as the President, from 1981 until the sale of the business in 1988, of Image Tech Inc., Denver, Colorado, a fine art serigraph printing company specializing in printing and publishing fine art and commercial signage and, during Mr. Capra's tenure, printed limited edition fine art prints for internationally known artists. Prior to that time, from 1979 through 1982, he owned and operated The Mushroom Gallery, Ltd., an art gallery located in Denver, Colorado. Mr. Capra attended Missouri Auction School in 1988 and is a licensed auctioneer in the states of California, Colorado, Nevada and Texas. He is also a certified personal property appraiser and a member of the Certified Appraisers Guild of America.

Paul J. Zueger has served as a director of Nicklebys since September 15, 1999. Since 1972, Mr. Zueger has been the sole shareholder, the President and a director of American Design, Ltd., Aurora, Colorado, a company specializing in the publication of fine art that has twelve retail outlets located in California, Colorado and New Mexico. American Design is today recognized as one of the largest wholesale fine art publishing firms in the United States. Under the auspices of American Design, Mr. Zueger is responsible for having developed a national direct sales force; representing and publishing the artworks of several leading artists; and successfully managing twelve fine art galleries located in three states. In 1989, Mr. Zueger founded and, since that date, has served on the Board of Directors of The Synaptic Corporation, a privately-held biotechnology company with offices in Aurora, Colorado. The Synaptic Corporation is engaged in the manufacture, marketing and distribution of a line of FDA-approved products that uses patented electromedicine techniques in the treatment and management of acute and chronic pain.

Wayne F.J. Yakes, M.D., has served as a director of Nicklebys since October 16, 2000. Since 1986, Dr. Yakes has specialized in treating vascular malformations using endovascular transcather techniques he pioneered in lieu of open surgery. Since 1986, he has authored numerous medical articles and textbook chapters on the subject. In 1991, he established the Vascular Malformation Center at Swedish Medical Center, Englewood, Colorado, the only organization of its kind, to specialize in the diagnosis and management of vascular anomalies in all anatomic locations. Dr. Yakes presently serves as the Vice President of the International Society for the Study of Vascular Anomalies. His academic appointments include the University of Colorado Health Sciences Center (Denver, Colorado), the University of Michigan Medical School (Ann Arbor, Michigan), Swedish Medical Center (Englewood, Colorado), Porter Memorial Hospital (Denver, Colorado), and Littleton Hospital (Littleton, Colorado). He has served on numerous hospital and national committees during the past five years. Dr. Yakes is a journal reviewer for the Journal of Vascular and Interventional Radiology, the American Journal of Roentgenology and Radiology. He is a member of numerous societies, including, among others, the International Society for The Study of Vascular Anomalies, the American Society of Neuroradiology, the American Society of Interventional and Therapeutic Neuroradiology, the World Federation of Interventional and Therapeutic Neuroradiology, and the Western Neuroradiological Society. Dr. Yakes received a Bachelor of Arts degree in 1975 from Rice University, Houston, Texas. He received an M.D. degree in 1979 from Creighton University School of Medicine, Omaha, Nebraska.

Officers, Directors and Key Employees Following Merger

Upon closing of the Merger, the following individuals shall serve as our board of directors and executive management:

Name	Age	Position
James W. France	58	President, Chief Executive Officer and Director
James E. Bowser	59	Chief Operating Officer and Executive Vice President
Wade Estep, CPA	58	Chief Financial Officer
Robert V.R. Ostrander	60	Vice President, Secretary and Director
Kevin Loychik	39	Director
Brent Peterson	50	Director
Dean Barrett	61	Director

James W. France became FIIC’s President, Chief Executive Officer and a director at its inception in January 2005. Mr. France served as Sole Manager of FIIC Research and Development, LLC (“FIIC LLC”) from August 2000 through the present and is anticipated to remain in these dual roles at least through December 2006. Mr. France began developing the concept for FIIC, Inc. and its Investor Protection policy in 1983. From January 2002 to March 2003, Mr. France also served as Chief Executive Officer of SkyFrames, Inc., a satellite communications company. Mr. France was a licensed underwriter for the Penn Mutual Insurance Company from 1970 to 1972, specializing in corporate financial planning and a licensed securities representative with Greater Ohio Securities, Inc. and Massachusetts Mutual Insurance Company in 1973. In 1986, he co-founded Digiboard International Corp., which went public in 1990. In 1988, Mr. France became CEO for Scriptel Holding, Inc., which was responsible for the development of a new electronic interface used by pen based computer devices. In addition, throughout Mr. France’s business career he has established several small businesses in the field of advertising media, technology and corporate finance.

James E. Bowser became FIIC’s Chief Operating Officer and Executive Vice President in January 2005. Since October 1998, Mr. Bowser has served as Chief Executive Officer of Manchester Exchange Investment Company, a small business incubator. He has a wide range of business and public company experience, specializing in asset management, distribution, training and business statistics. Mr. Bowser has over 20 years experience in investment banking, focused on small businesses. He holds a B.S. and M.S. in Food Science & Technology from Ohio State University and an M.B.A. from the University of Dayton, Ohio.

Wade Estep, CPA, joined FIIC as its Chief Financial Officer in March 2005. Mr. Estep has been a Certified Public Accountant in the State of Ohio for over thirty years, and has been a sole practitioner of tax and consulting services since 1992. His prior work experience includes positions with Coopers and Lybrand (now PricewaterhouseCoopers) and a real estate property management company. He currently holds a Series 6 securities license and formerly held an Ohio Life, Accident and Health Insurance license. He has been an elected official Clerk Treasurer in Blendon Township, Franklin County, Ohio for over 18 years. Mr. Estep obtained a B.S. degree in accounting from Miami University, Oxford, Ohio.

Robert V.R. Ostrander joined FIIC at its inception in January 2005 as its Vice President of Marketing, Sales and Distribution, Secretary and as a director. Since January 1992, Mr. Ostrander has also served as President of Omni Financial Securities, a financial planning firm. Concurrently, Mr. Ostrander has engaged in insurance sales duties for Manex Risk Management, an insurance company, since January 1981. He has also served as Chairman of the Board of Manchester Exchange Investment Company since October 1998. Mr. Ostrander began his financial career in 1968 as an educator in financial planning, risk management, and business investing, including work experience in these areas with AT&T, Battelle Memorial Institute, Riverside Hospital, and Liquibox. In 1983, he developed a 160-page questionnaire-driven process intended to help businesses identify critical needs and to reduce up to 80% of the items in an operating expense statement. From 1997 to 2005, he served on the board of Pinnacle Data Systems, Inc. (AMEX: PNS). He is a NASD Licensed Broker with Series 7, 24 and 63, and is licensed in the State of Ohio to sell Life, Accident and Health Insurance and Annuities. Mr. Ostrander also holds a Property and Casualty Insurance License in Ohio. Mr. Ostrander holds a B.S. in Mathematics from Otterbein College.

Kevin Loychik has been a member of the board of directors of FIIC since its inception in January 2005. Since February 1998, Mr. Loychik has served as Vice President and Chief Operating Officer of Ohio Auto Delivery, Inc., a transportation services company. He is a graduate of Youngstown University with a B.S.B.A. in accounting with a minor in management.

Brent Peterson has been a member of the board of directors of FIIC since its inception in January 2005. Mr. Peterson is the founder of Glenwood Financial Corp., and has served as its President since establishing the company in 1994. Glenwood provides consulting services on corporate finance, mergers & acquisitions and investor relations to its corporate clients, both public and private. Prior to starting Glenwood, he was a senior executive consultant with Health Management, Inc. (HMI), a company involved in HMO management and providing consulting services to the Assisted Living industry. While at HMI, Mr. Peterson was responsible for all areas dealing with the public ownership of the company and was instrumental in structuring a transaction where another company subsequently acquired HMI. From 1980 to 1990 Mr. Peterson was in the securities industry where he acted as a retail broker, trader, General Securities Principal, and a Financial Operations Principal. While in this field he held the NASD Series 7, Series 24, Series 27 and life insurance licenses.

Dean Barrett has been a member of the board of directors of FIIC since its inception in January 2005. Since April 2001, Mr. Barrett has been Principal Manager of Corporate Management Solutions, LLC, a financial consulting business. From May 1990 to February 2001, Mr. Barrett was the Group Vice President of National Bank of Canada’s U.S. subsidiary, and previously served as the Bank of New England’s Executive Vice President until is was acquired by National Bank of Canada. Mr. Barrett has over 34 years of banking industry experience.

Other Key Personnel

In addition to the directors and executive officers listed above, FIIC expects the following individuals to play an integral role in the launch and growth of its insurance operations. Also, FIIC will seek to employ experienced claims adjusters, auditing managers, underwriters and insurance executives as part of the broader management team, requiring at least five years hands on experience, principally in the bond field or with indemnity coverage.

Hubert T. McDonald, 75, will serve as FIIC’s Vice President of Administration. Since September 1999, Mr. McDonald has served as the President of Manchester Exchange Investment Company. Mr. McDonald has a manufacturing, investment banking and financial background. As a Certified Financial Planner, Chartered Financial Consultant and past NASD Licensed Broker with Series 7, 24 and 63, he is licensed in the State of Ohio for Life, Accident and Health Insurance. He holds a B.S. in Business from Northern Illinois, an M.S. in Business from Loyola University, Chicago, and an M.B.A. from Dayton.

Thomas M. O’Leary, 62, will serve as FIIC’s Vice President of Underwriting. Prior to joining FIIC, Mr. O’Leary was a private investor and a consultant within the electronics industry. Since 1996, he has also served on the board of directors of Pinnacle Data Systems (AMEX: PNS). He retired in 1996 after over 30 years with AT&T/Lucent Technologies, where he worked in manufacturing, management, and operations. He also served as a member of the Worthington School District Board of Education from 1996 to 2001. He holds a B.S. in math and systems engineering from Illinois State University and a Certificate from the Pennsylvania State University Executive Management Program.

Scott Smith, 39, will serve as FIIC’s Vice President of Information Technology. Since 1987, Mr. Smith has been employed as a researcher in the National Security Division at Battelle Memorial Institute, most recently specializing in configuration management for the ISO 9001 Certified Electronics and Avionic Systems Product Line. During his 19 year career at Battelle, Mr. Smith has been a team member on numerous national security related projects, and a leader in the development of several business management systems. Mr. Smith is a commercially rated pilot and is pursuing a B.S. in Aviation from Utah Valley State College.

FIIC also intends to contract with Camelback Captive & Risk Management Services, LLC, for its initial operations management. Led by its founder, Richard Marshall, Camelback Captive specializes in the management of risk retention groups and captive reinsurance companies. Mr. Marshall has over 20 years experience in the alternative risk transfer mechanism arena, both in the private and public sectors. Mr. Marshall was the first captive insurance administrator of the Arizona Department of Insurance, where he was responsible for the development, licensing and monitoring of Arizona-domiciled Captive and Risk Retention Groups. During his two year tenure, Arizona issued licenses. Mr. Marshall has also held senior management positions with several insurance organizations, including Meadowbrook Insurance Group and Frontier Insurance Group, focusing on other forms of alternative risk transfer mechanisms, both domestically and offshore.

Family Relationships

None.

Board of Directors' Meetings

During the fiscal year ending December 31, 2005, our board of directors held no meetings. Our board ratified the actions of our officers by unanimous written consent.

Director Compensation

The directors currently are not compensated for serving as members of the Company's board of directors.

Audit, Nominating and Compensation Committees

During our fiscal year ended December 31, 2005, we had no audit, nominating or compensation committees of the Board of Directors. We are not required to maintain such committees under the applicable rules of the Over-the-Counter Bulletin Board. Our Board of Directors acted as an Audit Committee for purposes of determining whether our auditor's non-audit services were compatible with maintaining the auditor's independence.

None of our officers and/or directors has received any compensation for their services rendered to us. They all have agreed to act without compensation. None of our directors are accruing or will accrue any compensation pursuant to any agreement with us.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act, and the rules and regulations promulgated thereunder, requires our directors, executive officers and persons who own beneficially more than 10% of our common stock to file reports of ownership and changes in ownership of such stock with the SEC. Based solely upon a review of such reports as of the date of this information statement, NBYS believes that all our directors, executive officers and 10% stockholders are in compliance with the applicable Section 16(a) filing requirements.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the compensation of our executive officers, including the dollar value of base salary and/or other annual compensation earned, and the number of securities underlying stock options granted, during the 2004, the 2003 and the 2002 fiscal years.

 SUMMARY COMPENSATION TABLE

		Annual Compensation
Name and Position	Year	Salary	Other Annual Compensation(1)
Scott Thornock	2004	$5,000	$0
Chief Executive Officer,	2003	$0	$890
President, Secretary, Treasurer	2002	$0	$2,554
and Director

Bruce Capra	2004	$15,000	$0
Chief Financial Officer and	2003	$25,000	$3,000
Director	2002	$60,000	$4,945

(1) Represents payments for coverage under a group medical insurance benefits plan.

Since our inception on January 13, 1999, Mr. Scott M. Thornock, Chief Executive Officer, Chief Financial Officer and Secretary, has been employed part time, and Mr. Bruce A. Capra, President and Chairman of the Board of Directors, has been a full-time employee. Mr. Thornock has received no cash compensation for his services except medical insurance benefits under a group medical insurance benefits plan commencing March 1, 1999 and ending in May 2003. For his services, Mr. Capra received a salary of $60,000 per annum through June 2003, in addition to medical insurance benefits under the group plan since March 1, 1999 through May 2003. No other compensation has been awarded to, earned by or paid to either individual by our organization for all services rendered in all capacities to Nicklebys for the fiscal years ended December 31, 2004, 2003 and 2002.

At December 31, 2004, we owed Mr. Capra and Mr. Thornock $15,000 and $5,000, respectively, for services during 2004. Subsequent to December 31, 2004, we transferred to Messrs. Capra and Thornock certain items from our remaining inventory, acquired at a cost of approximately $20,000 and valued on our books at approximately $5,370, for the cancellation of an aggregate of $20,000 in accrued claims by them. As of the date of this Information Statement, we have no employees. Activities in connection with the termination of business and the effectuation of the Merger have been undertaken principally by our chief executive officer, Scott Thornock without compensation.

Stock Option Grants

No stock options were granted to any of our directors and officers during our most recent fiscal year ended December 31, 2005.

Exercises of Stock Options and Year-End Option Values

No share purchase options were exercised by our officers, directors, and employees during the fiscal year ended December 31, 2005.

Outstanding Stock Options

We do not have a stock option plan in place currently. We do not have any outstanding stock options. Accordingly, our officers and directors do not hold any options to purchase shares of common stock.

Certain Relationships and Related Transactions

During the fourth quarter of 2005 and the first quarter of 2006, we executed a number of promissory notes in favor of certain current directors, officers and shareholders, to obtain funds necessary to pay for professional services in support of the Merger. In November 2005, we executed four promissory notes, each with a principal amount of $2,000 with interest at 8% per annum, in favor of Mr. Thornock, Mr. Tanner, Mr. Capra and Mr. Watson, respectively. In January 2006, we executed a promissory note for $735.20 in favor of Mr. Capra and three promissory notes, each with a principal amount of $250, in favor of Mr. Thornock, Mr. Tanner and Mr. Watson, respectively; the promissory notes executed in January 2006 bear no interest. All of the outstanding promissory notes will be repaid, along with any accrued interest, from the cash consideration received by Nicklebys from FIIC towards settlement of its pre-Merger liabilities at closing.

Except with respect to the Merger and the notes described above, none of our directors or officers, nor any proposed nominee for election as one of the Company’s directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than five percent of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction during the last two fiscal years or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of our directors or officers, nor any proposed nominee for election as one of our directors is indebted to the Company.

Legal Proceedings

We are not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of our voting securities, or any affiliate of purchaser, or of any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

By Order of the Board of Directors,

          /s/ Scott Thornock
Scott Thornock, Chief Executive Officer and President
NICKLEBYS.COM, INC.

Dated: February 7, 2006